Exhibit 99.1

Chief Executive Officer’s

Letter to Shareholders

Dear Shareholder,

2006 was a very disappointing year for Celestica. Although we made progress in a number of key areas of our business, we experienced some significant setbacks that adversely affected shareholder value. In 2007, we are determined to deliver on our objectives of improved operating margins, increased asset utilization and revenue growth, which we believe should strengthen our competitive position in the industry and increase value for our shareholders.

“We believe that our revitalized game plan and re-energized team will drive this transformation to success, and that the outcome will create more value for our customers and rewards for our shareholders.”

Craig H. Muhlhauser

President and Chief Executive Officer, Celestica

In 2006, the benefits we expected to gain from our ambitious restructuring programs were offset by the unanticipated execution issues we experienced in Mexico. We were unable, to the extent we had hoped, to execute on program transfers, new program ramps and increased customer demand due to a number of factors including material supply constraints and lack of trained personnel. This resulted in unacceptable operational inefficiencies and inventory provisions in Mexico. Moreover, customer satisfaction for several customers was adversely impacted.

Our business in Europe did not capitalize on market opportunities despite, we believe, being well positioned in terms of our low-cost footprint in this important market. Finally, in the fourth quarter of 2006, unexpected demand weakness with a number of our North American-based telecommunications customers resulted in the company ending 2006 without the revenue momentum we expected for the year.

While we are disappointed by these setbacks, which we are determined to overcome in 2007, we have made good progress in many areas. Specifically, we are extremely pleased with our:

•             enhanced cost competitiveness achieved by establishing a low-cost network of global supply chain offerings;

•             continued excellent growth and financial performance in Asia based on our increased operational scale and technical capability in that region;

•             success in diversifying the business beyond our traditional computing and communications infrastructure customers, as demonstrated by our substantial year-over-year growth in the consumer segment; and

•             continued progress in streamlining and simplifying the organization by creating a more customer-centric structure. In early 2007, we also made significant changes to the senior management team in an effort to clarify accountability and authority, and to improve the quality and responsiveness of our decision making.

Financial results

In 2006, our revenue was $8.8 billion, up 4% compared to $8.5 billion in 2005. Year-over-year revenues grew substantially in our consumer segment. Unfortunately, our success in growing our consumer business was offset by weaker than expected demand from several of our telecommunications and computing customers. Revenue in Asia grew 14% from 2005, and now represents over half of our revenue. In the Americas, revenue was essentially flat year-over-year, while in Europe, revenue declined 18%.

Net loss on a GAAP basis was ($151) million or ($0.66) per share, compared to a net loss of ($47) million or ($0.21) per share in 2005. The 2006 loss was driven primarily by restructuring and other charges totalling $212 million, substantially more than the $131 million of such charges that were incurred in 2005.

Adjusted net earnings (described in “Financial highlights”) were $94 million or $0.41 per share compared to adjusted net earnings of $129 million or $0.57 per share in 2005. The decline was primarily due to net inventory charges of approximately $36 million at two of our facilities in the Americas, higher than expected operating costs associated with inefficiencies in our Mexican facility, and capacity underutilization in Europe. These costs more than offset our margin improvements in Asia and cost-reduction benefits from our restructuring actions.

Our key profitability measures were adversely affected by these items. Operating margins declined from 2.4% in 2005 to 1.9% in 2006, and return on invested capital (ROIC) declined from 9.0% in 2005 to 7.7% in 2006.

Cash flow generated from operations was $39 million in 2006 compared to $218 million in 2005. Despite this disappointing result, we ended the year with cash on hand of $804 million and a healthy debt-to-capital ratio of 26%.

Outlook and priorities for 2007

We are starting 2007 with a very clear and aggressive game plan to achieve the following objectives:

To substantially improve our operating and financial performance in Mexico.

We will achieve this by reducing complexity, by improving our manufacturing and warehouse logistics, by implementing best practices in supply chain and materials management and controls, and by further increasing our team’s skills and capabilities.

To restore profitability in Europe

We are well positioned to profitably grow our customer base and revenue in Europe. We have established a very competitive low-cost presence in Europe and have improved our operational execution throughout the region.

To improve asset utilization

Our primary focus is improving inventory turnover. We are investing in and implementing new tools and processes, and increasing the training and development of our people in order to improve our global supply chain processes and controls.

Safe Harbor: This shareholder letter includes forward-looking statements related to our future growth, trends in our industry, our financial and operational results and performance that are based on current expectations, forecasts and assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially. Such statements are predictive in nature, depend upon or refer to future events or conditions, or include words such as “expects”, “believes”, “intends”, or future or conditional verbs such as “may”, “will”, “should” or “would”. You should read this letter in conjunction with our Form 20-F and subsequent reports on Form 6-K that are filed with the U.S. Securities and Exchange Commission. These documents refer to risk factors, uncertainties and other important factors that could cause the actual results to differ materially from those contained in our projections or forward-looking statements. Our Form 20-F and 6-K documents can be accessed at www.sec.gov and www.sedar.com or by contacting Celestica Investor Relations at contactus@celestica.com. Please note that this letter also refers to certain non-GAAP financial measures. The description of these measures can be found in the “Financial highlights” table of this document. Additional corresponding GAAP information and reconciliation to the non-GAAP measures are included in our quarterly press releases, which are available at www.celestica.com.

To improve cost, productivity and quality through the elimination of waste

We will achieve this by continuing to deploy our Lean and Six Sigma initiatives globally, by realizing cost reductions through our restructuring programs, by eliminating all activities that do not add value to our customers’ business, and by investing in our supply chain and key business processes.

We expect these initiatives will drive improved performance in the coming year and into the future. In order to achieve this, we will make every effort to improve execution throughout the entire organization.

We are undertaking an aggressive transformation to reposition Celestica for leadership in this very challenging market and industry. We believe that our revitalized game plan and re-energized team will drive this transformation to success, and that the outcome will create more value for our customers and rewards for our shareholders.

We look forward to demonstrating that Celestica has a very promising future.

Sincerely,

Craig H. Muhlhauser

President and Chief Executive Officer

Celestica

Awards and recognition in 2006

•             Frost and Sullivan Award for Customer Service Leadership in Aerospace and Defense

•             Hong Kong Council of Social Service, Caring Company Award

•             NEC Telenetworks, Outstanding After-Market Services Award

•             Suzhou Industrial Park, Outstanding Performance in Labor Management

•             IBM, Outstanding Performance in Quality, Product Transfers and Audit Readiness Award

•             Community Living Toronto, Community Support Award

•             Canadian Manufacturers and Exporters (CME), 2006 Innovation Award for Productivity Improvement (Lean)

•             Juniper, Achievement Award

•             Agilent Technologies, Best Delivery Performance Award

•             Raytheon Missile Systems, Three Star Supplier Excellence Award

•             ATI Technologies, Manufacturing Services Partner Excellence Award

•             Hewlett-Packard, Supplier Appreciation Award

•             NEC, Appreciation Award for Product Design Services

•             NEC Core Networks Division, Collaborative Business Innovation Award

•             Andrew Radio Frequency Power Amplification, Performance Award

2006 Quarterly highlights

Revenue	Operating margins	Adjusted earnings
(U.S. $ billions)	(EBIAT(1) percentage of revenue)	per share(3)
(U.S. $ diluted)

Four-year geographic segmentation comparison

2002 Revenue: $8.3 billion (% of total sales)	2006 Revenue: $8.8 billion (% of total sales)

Four-year end-market segmentation comparison

2002 Revenue: $8.3 billion (% of total sales)	2006 Revenue: $8.8 billion (% of total sales)

(1), (3) Defined on financial highlights page.

Financial highlights

(in millions of U.S. dollars, except per share amounts)

2006	2005	2004	2003

Operations
Revenue	$8,811.7	$8,471.0	$8,839.8	$6,735.3
Gross profit %	5.1%	5.7%	4.6%	3.9%
Selling, general and administrative expenses %	3.2%	3.5%	3.8%	4.1%
EBIAT (1)	$171.3	$200.0	$145.1	$(13.7)
EBIAT % (1)	1.9%	2.4%	1.6%	-0.2%
Effective tax rate %	-10.7%	-83.5%	-41.9%	-14.4%
GAAP net earnings (loss)	$(150.6)	$(46.8)	$(854.1)	$(266.7)
GAAP earnings (loss) per share – diluted (2)	$(0.66)	$(0.21)	$(3.85)	$(1.23)
Adjusted net earnings (loss) (3)	$93.5	$129.1	$95.8	$(24.0)
Adjusted net earnings (loss) % (3)	1.1%	1.5%	1.1%	-0.4%
Adjusted net earnings (loss) per share – diluted (2) (3)	$0.41	$0.57	$0.43	$(0.11)

Balance sheet data
Cash	$803.7	$969.0	$968.8	$1,028.8
Total current assets	$3,120.8	$3,258.4	$3,273.3	$3,030.1
Total current liabilities	$1,725.9	$1,770.3	$1,815.0	$1,516.5
Working capital, net of cash (4)	$489.6	$395.6	$491.7	$317.9
Long-term debt (6)	$750.8	$751.4	$627.5	$213.9
Shareholders’ equity	$2,094.6	$2,214.4	$2,488.8	$3,255.9

Key ratios
Days sales outstanding	42	41	39	38
Inventory turns	7	x	7	x	7	x	7	x
Cash cycle days	16	13	18	7
ROIC (5)(i)	13.3%	15.8%	8.6%	-1.0%
ROIC including intangibles (5)(ii)	7.7%	9.0%	5.0%	-0.5%
Debt to capital (6)	26.4%	25.3%	26.9%	17.5%

Weighted average shares outstanding
Basic (in millions)	227.2	226.2	222.1	216.5
Diluted (in millions) (2)	227.2	226.2	222.1	216.5
Total shares outstanding at December 31 (in millions)	227.8	226.3	225.0	208.9

EBIAT calculation (1)
GAAP net earnings (loss)	$(150.6)	$(46.8)	$(854.1)	$(266.7)
Add (deduct): interest expense (income) and accretion on convertible debt	62.6	49.8	37.3	19.4
Add: amortization of goodwill and intangible assets	27.0	28.4	34.6	48.5
Add: integration costs related to acquisitions	0.9	0.6	3.1	—
Add: other charges	211.8	130.9	664.4	151.6
Add: option expense (7)	5.1	15.8	7.6	—
Tax impact of above and tax write-off	14.5	21.3	252.2	33.5
EBIAT	$171.3	$200.0	$145.1	$(13.7)

Adjusted net earnings calculation (3)
GAAP net earnings (loss)	$(150.6)	$(46.8)	$(854.1)	$(266.7)
Add: amortization of goodwill and intangible assets	27.0	28.4	34.6	48.5
Add: integration costs related to acquisitions	0.9	0.6	3.1	—
Add: other charges	211.8	130.9	664.4	151.6
Add: option expense (7)	5.1	15.8	7.6	0.3
Tax impact of above and tax write-off	(0.7)	0.2	240.2	42.3
Adjusted net earnings (loss)	$93.5	$129.1	$95.8	$(24.0)

2002	2001	2000	1999	1998

Operations
Revenue	$8,271.6	$10,004.4	$9,752.1	$5,297.2	$3,249.2
Gross profit %	6.7%	7.1%	7.1%	7.2%	7.1%
Selling, general and administrative expenses %	3.6%	3.4%	3.3%	3.8%	4.0%
EBIAT (1)	$256.6	$370.6	$361.8	$180.3	$100.0
EBIAT % (1)	3.1%	3.7%	3.7%	3.4%	3.1%
Effective tax rate %	17.8%	19.0%	24.4%	34.5%	4.1%
GAAP net earnings (loss)	$(455.4)	$(55.9)	$200.8	$68.4	$(48.5)
GAAP earnings (loss) per share – diluted (2)	$(1.98)	$(0.26)	$0.98	$0.40	$(0.47)
Adjusted net earnings (loss) (3)	$203.9	$304.7	$298.2	$123.0	$45.3
Adjusted net earnings (loss) % (3)	2.5%	3.0%	3.1%	2.3%	1.4%
Adjusted net earnings (loss) per share – diluted (2) (3)	$0.86	$1.37	$1.44	$0.72	$0.42

Balance sheet data
Cash	$1,851.0	$1,342.8	$883.8	$371.5	$31.7
Total current assets	$3,564.5	$3,996.6	$4,521.0	$1,851.3	$982.9
Total current liabilities	$1,471.3	$1,656.8	$2,258.4	$851.1	$626.7
Working capital, net of cash (4)	$138.9	$822.8	$1,253.3	$604.9	$290.5
Long-term debt (6)	$269.0	$416.8	$375.1	$134.2	$135.8
Shareholders’ equity	$3,941.7	$4,478.0	$3,229.1	$1,658.2	$859.3

Key ratios
Days sales outstanding	44	53	44	39	43
Inventory turns	7	x	6	x	7	x	8	x	8	x
Cash cycle days	18	49	35	27	24
ROIC (5)(i)	14.5%	14.8%	21.6%	21.7%	20.4%
ROIC including intangibles (5)(ii)	7.9%	11.2%	16.6%	14.9%	11.3%
Debt to capital (6)	19.3%	21.1%	27.6%	7.5%	13.6%

Weighted average shares outstanding
Basic (in millions)	229.8	213.9	199.8	167.2	103.0
Diluted (in millions) (2)	229.8	213.9	211.8	171.2	103.0
Total shares outstanding at December 31 (in millions)	228.6	229.7	203.4	185.4	149.1

EBIAT calculation (1)
GAAP net earnings (loss)	$(455.4)	$(55.9)	$200.8	$68.4	$(48.5)
Add (deduct): interest expense (income) and accretion on convertible debt	27.6	18.7	(8.7)	10.7	32.3
Add: amortization of goodwill and intangible assets	95.9	125.0	88.9	55.6	45.4
Add: integration costs related to acquisitions	21.1	22.8	16.1	9.6	8.1
Add: other charges	665.7	273.1	—	—	64.7
Add: option expense (7)	—	—	—	—	—
Tax impact of above and tax write-off	(98.3)	(13.1)	64.7	36.0	(2.0)
EBIAT	$256.6	$370.6	$361.8	$180.3	$100.0

Adjusted net earnings calculation (3)
GAAP net earnings (loss)	$(455.4)	$(55.9)	$200.8	$68.4	$(48.5)
Add: amortization of goodwill and intangible assets	95.9	125.0	88.9	55.6	45.4
Add: integration costs related to acquisitions	21.1	22.8	16.1	9.6	8.1
Add: other charges	665.7	273.1	—	—	64.7
Add: option expense (7)	—	—	—	—	—
Tax impact of above and tax write-off	(123.4)	(60.3)	(7.6)	(10.6)	(24.4)
Adjusted net earnings (loss)	$203.9	$304.7	$298.2	$123.0	$45.3

(1)

The company manages its operations on a geographic basis and uses EBIAT as its measure to assess operating performance by geographic segment. EBIAT is calculated as net earnings (loss) before interest and accretion on convertible debt, amortization of goodwill and intangible assets, integration costs related to acquisitions, other charges (most significantly restructuring costs and the write-down of goodwill and long-lived assets), option expense, and income taxes. Management believes that EBIAT is the appropriate measure to compare each segment’s operating performance from period to period and against other segments. Because EBIAT isolates operating activities before interest and taxes, management also believes that investors might consider EBIAT a useful measure to compare the company’s operating performance from period to period. EBIAT does not have any standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. EBIAT is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP. The company has provided a reconciliation of EBIAT to Canadian GAAP net earnings (loss) above.

(2)

Shares outstanding and per share amounts have been restated for 1998, 1999 and 2000 to reflect the treasury stock method, retroactively applied, and for 1998 to reflect the two-for-one stock split, retroactively applied. For purposes of calculating diluted adjusted net earnings (loss) per share for 2001, 2002, 2003, 2004, 2005 and 2006, the weighted average number of shares outstanding, in millions, was 232.9, 236.2, 216.5, 223.7, 227.9 and 228.0, respectively.

(3)

Management uses adjusted net earnings as a measure of enterprise-wide performance. As a result of acquisitions made by the company, restructuring activities, securities repurchases and the adoption of fair-value accounting for stock options, management believes adjusted net earnings is a useful measure that facilitates period-to-period operating comparisons and allows the company to compare its operating results with its competitors in the U.S. and Asia. Adjusted net earnings excludes the effects of acquisition-related charges (most significantly, amortization of goodwill and intangible assets, and integration costs related to acquisitions), other charges (most significantly, restructuring costs and the write-down of goodwill and long-lived assets), gains or losses on the repurchase of shares or debt, option expense and the related income tax effect of these adjustments and any significant deferred tax write-offs. Adjusted net earnings does not have any standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. Adjusted net earnings is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP. The company has provided a reconciliation of adjusted net earnings (loss) to Canadian GAAP net earnings (loss) above.

(4)		Working capital, net of cash, is calculated as accounts receivable and inventory less accounts payable and accrued liabilities.

(5)	(i)	ROIC is calculated as EBIAT/average net invested capital. Net invested capital includes tangible assets less cash, accounts payable, accrued liabilities and income taxes payable.

	(ii)	Net invested capital for the “ROIC including intangibles” Calculation includes total assets less cash, accounts payable, accrued liabilities and income taxes payable.

(6)

Calculated as debt/capital. Debt consists of long-term debt, which includes the principal component of convertible debt. Capital includes total shareholders’ equity, long-term debt and convertible debt.

(7)		Option expense for 2005 includes $6.8 million for the option exchange program. See note 9(c) to the consolidated financial statements.

Celestica is dedicated to providing innovative electronics manufacturing services that accelerate our customers’ success. Through our efficient global manufacturing and supply chain network in Asia, Europe and the Americas, we deliver competitive advantage to companies in the computing, communications, consumer, industrial, and aerospace and defense sectors. Our 42,000 employees share a proud history of proven expertise and creativity that provides our customers with the flexibility to overcome any challenge.

For more information, visit Celestica at www.celestica.com. To view security filings, access www.sedar.com and www.sec.gov.

Celestica

12 Concorde Place, 5th floor

Toronto, Ontario

Canada M3C 3R8

www.celestica.com